UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Financial Statements for the period ending on September 30, 2017

On November 28, 2017, BiondVax Pharmaceuticals Ltd. ("BiondVax") issued a press release announcing its financial results for the period ended September 30, 2017. A copy of this press release and interim unaudited financial statements for period ended September 30, 2017, are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Appointment of a new director

On November 27, 2017, our board of directors appointed Dr. Morris C. Laster, M.D. as a director of the board.

Dr. Laster possesses over 25 years of experience in the Biomed industry, with expertise in identification, evaluation, finance and management of biomedical innovations in both public and private companies. Dr. Laster is a Venture Partner at OurCrowd a world leading crowd funding platform and is the CEO of Clil Medical Ltd., a biomedical consultancy company. He is also the CEO of Vital Spark Inc., a new company developing novel dual action cannabinoids licensed from the NIH. Previously, he served as the founding CEO and director of BioLineRx Ltd. (NASDAQ/TASE: BLRX) from 2003 and until 2010. Dr. Laster is also one of the founders of Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV; TASE: KTOV), and has served as a director in Kitov from 2010 and until 2014. Dr. Laster holds an M.D. degree from SUNY Health Science Center At Brooklyn (SUNY HSCB) and B.S. in Biology, Magna Cum Laude, from State University of New York at Albany.

Resolution and Settlement in legal proceedings with consultant

On May 29, 2014, we entered into a Consulting Services Agreement with a consultant. Pursuant to the Consulting Services Agreement the consultant was granted 1,000,000 options exercisable for 1,000,000 of our ordinary shares. The consultant contended that pursuant to this agreement, he was also entitled to 2.5% of the net proceeds received as a result of our initial public offering in May 2015. On March 2, 2015, we unilaterally cancelled this Consulting Services Agreement. As a result of the cancellation of the Consulting Services Agreement all options previously granted to the consultant, vested or unvested, expired. On September 9, 2015, the consultant brought a suit against us in the Israeli magistrate court in Tel Aviv, claiming that we wrongfully terminated the Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1.5 million (approximately $380,000) and the reinstatement of the previously cancelled options. On November 11, 2015, we filed our defense with the court wherein we contented that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

Trial meetings were held on September 25, 2017 and November 14, 2017. On November 26, 2017, the court approved a settlement of the legal proceedings according to which, the Company agreed to pay Consultant a one time, mutually agreed and final payment in exchange for the final and complete dismissal of the suit and all claims. BiondVax does not believe that this settlement payment will constitute a material financial burden going forward.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated November 28, 2017.
99.2	BiondVax Pharmaceuticals Ltd. unaudited financial statements for the period ended September 30, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: November 30, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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